CROSS LAKE MINERALS LTD. 082-02636

TSX: CRN

Date:		**Fax:**	202-777-1030
To:	Securities & Exchange Commission	**Pages:**	
Attention:			
From:	Gordon Keevil		
Re:	News Releases		

SUPPL

STRICTLY CONFIDENTIAL
Please deliver to addressee immediately

Please see the attached.

[redacted]

08003733

RECEIVED
2008 JUL 11 A 3:02

PROCESSED
JUL 15 2008
THOMSON REUTERS

7/14

Suite 800 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

Suite 800 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

July 11, 2008 12(g) No. 82-2636
Symbol CRN-T

Underground Mining Commences at QR Mine, B.C.

July 11, 2008 - Vancouver, British Columbia - Cross Lake Minerals Ltd. ("**Cross Lake**" or the "**Company**") is pleased to confirm that underground mining operations of the Midwest Zone at the QR Gold Mine have now commenced. This represents the second phase of mining operations, which have to date focused on the open pit development of the Northwest Zone. As this phase of the open pit mining operations is nearing completion, development of the Midwest and subsequently the West Zone are now being planned and initiated.

The Midwest Zone was partially developed and mined during the previous operations at the QR Mine and will require a minimum of new development prior to the commencement of mining of the defined resource blocks. The West Zone has been the site of an underground exploration and development, including drilling and initial sampling program over the past year, which will continue and is expected to lead to mining operations in the later part of 2008. Final mine planning and permitting is now underway. The underground exploration and development program of the West Zone will soon continue in conjunction with the mining operations at the Midwest Zone.

The Mill has continued to operate at or near capacity with no significant incidents. During the period that the Northwest Zone was being developed for ongoing mining, the grade of the feed was lower than predicted but with the initiation of mining of the Midwest Zone the grade is projected to improve. While weekly gold pours and shipments have continued the lower grade did affect the size and contained ounces during this period.

Finally, the technical and geological studies of the North Zone are continuing. The North Zone is the largest zone of alteration and gold mineralization known within the QR Property and represents the potential to significantly extend the life of the Mine. Currently, the Company is considering various options to evaluate this zone by way of underground testing and to drill to extend the zone along trend as indicated by geological interpretation and the results of exploration to date. As operations permit, further exploration of the North Zone is planned for the fall.

CORPORATE UPDATE

The Company has agreed to settle an aggregate $3,458,361 plus applicable GST of debt owing to an arm's length party (the "Creditor") for services provided. The Creditor has agreed to give Cross Lake a credit of $300,000 plus applicable GST against past services, accordingly, the sum of $3,158,361 plus applicable GST (the "**Debt**") is currently owing to the Creditor. $1,500,000 of the Debt will be paid by the issuance of an aggregate 5,000,000 common shares of the Company at a deemed price of $0.30 per share. In addition, $500,000 of the Debt will be paid by the transfer of other marketable securities held by the Company, when the securities become available. The remaining $1,158,361, plus applicable GST, of

.../Cont'd.

the Debt will be paid in cash before December 31, 2008 and shall be evidenced by a promissory note due December 31, 2008 bearing interest at prime rate plus 1% calculated from June 1, 2008.

The Company has also agreed to settle an aggregate $250,000.20 of debt owing to a separate arm's length party for services provided, by the issuance of an aggregate of 833,334 common shares also at a deemed price of $0.30 per share.

The proposed issues of the common shares of the Company to settle the debts described above are subject to the acceptance of the Toronto Stock Exchange.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

END